UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-
16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2026

Commission File Number: 001-39997

Adagene Inc.

4F, Building C14, No. 218

Xinghu Street, Suzhou Industrial Park

Suzhou, Jiangsu Province, 215123

People’s Republic of China

+86-512-8777-3632

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Resignation of Officer

Adagene Inc., a Cayman Islands exempted company (the “Company”), received a resignation letter from Ms. Chunfang (Vicky) Gu in which she resigned from her position as Executive Director of Finance of the Company due to personal reasons, effective as of September 30, 2026.

Ms. Gu has confirmed that she has no disagreement with the board of directors of the Company (the “Board”) and there are no matters in relation to her resignation which should be brought to the attention of the Board or the shareholders of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adagene Inc.

	By:	/s/ Peter Luo
	Name:	Peter Luo
	Title:	Chief Executive Officer

Date: September 25, 2026